FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March 2010

Commission File Number: 000-30850

Valcent Products Inc.

27G Pennygillam Way
Pennygillam Industrial Estate
Launceston, Cornwall UK
PL15 7ED

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F __X___   Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _____     No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _____     No __X__

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _____     No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

NEWS RELEASE: on March 10, 2010 Valcent Products Inc. announced that LAUNCH, a global initiative whose founding partners include NASA, USAID, the U.S. State Department, and Nike, which identifies and supports innovative work poised to contribute to a sustainable future, has selected Valcent’s VertiCrop vertical farming technology as one of ten global innovations from a field of 150 pioneering projects.

Valcent will present their advances on large scale hydroponic agriculture at the premiere LAUNCH event at the Kennedy Space Center, in Florida on March 16th to 18th, 2010.

EXHIBIT INDEX

Exhibit
Number                      Description of Exhibit

99.1                      News Release Dated March 10, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Valcent Products Inc.

By: /s/ _ Gerry Jardine______________
                                                                              Name:  Gerry Jardine
      Title:  Director